SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that received, on December 12, 2017, from CVM - Comissão de Valores Mobiliários, the Official Letter 409/2017/CVM/SEP/GEA-1, transcribed below, requesting clarifications regarding the news published on the same date, in the newspaper “O Estado de São Paulo”, under the title "Angra 1 and 2 cannot afford fuel".

In compliance with the above-mentioned letter, Eletrobras clarifies the following:

1.   Regarding the stoppage of construction of Angra 3 Nuclear Power Plant, corporate project of the subsidiary Eletrobras Termonuclear S.A. ("Eletronuclear"), and its impacts on the financial statements of Eletrobras and Eletronuclear, as well as the financial impacts and impacts on hired loans,  the information has already been widely disclosed by the Company, including through Explanatory Note numbers 19, 22 and 35 of Eletrobras’ Quarterly Information for the period ended on September 30, 2017. In this sense, Eletronuclear recorded a provision, of R$ 9,655 million, as impairment, and R$ 826 million, as an onerous contract, to the Angra 3 Nuclear Plant, until September 30, 2017;

2.   Regarding the financial difficulty of Eletronuclear itself, influenced mainly by the stoppage of Angra 3 Nuclear Power Plant construction, and its dependence on third party funds, Eletrobras and other shareholders, the situation has already been highlighted by the independent auditors KPMG Auditors, through the audit reports on the financial statements for the year ended December 31, 2016 and the Quarterly Information for the period ended September 30, 2017, filed with the Securities and Exchange Commission, and also stated by the Company, through its management proposal regarding the Annual General Meeting held on April 28, 2017 and also the explanatory note number 35 of Eletrobras’ Quarterly Information for the period ended September 30, 2017;

3.   These documents show that this financial situation is due to the continuous losses in Eletronuclear's operations and uncovered liabilities of approximately R$ 4.3 billion as of September 30, 2017;

MARKET ANNOUNCEMENT

4.   Regarding the news of alleged "default" of Eletronuclear with suppliers and with the Brazilian Nuclear Industries (INB), the state-owned company that produces the fuel of Angra 1 and 2 plants, we inform that it is not true, however, the subsidiary needs to revise the tariffs of the Angra 1 and 2 nuclear power plants, in the nuclear fuel general ledger account, in order to keep the contract balanced, and also make a decision on the resumption of work on the Angra 3 Nuclear Power Plant, since the installed nuclear capacity is a government decision inherent in the country's Energy Policy. For this reason, the correspondence referred to in the report was sent to the National Electric Energy Agency, reiterating the need for the agency to pay attention to the issue;

Rio de Janeiro, December 13, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of Official Letter 409/2017/CVM/SEP/GEA-1

Rio de Janeiro, December 12, 2017.

  Subject: Clarification on News

                                     Dear Officer,

1.      In reference to the News released on this date in the newspaper “O Estado de São Paulo”, under the title "Angra 1 and 2 can not afford fuel", which contained the following statements:

Eletronuclear is in process of financial collapse, a crisis that already results in a series of millionaire defaults to suppliers and now threatens to paralyze the operations of Angra 1 and 2 nuclear power plants in Rio de Janeiro. Completely indebted, Eletrobras' state-owned subsidiary is unable to buy the basic fuel for its operation: uranium pellets used as fuel for energy generation.

Who recognizes and details the drama in which the only nuclear operation in the country has been involved is the interim CEO of Eletronuclear, Leonam dos Santos Guimarães. “O Estado de São Paulo” had access to a letter sent last week by the head of the state-owed company to the board of the National Electric Energy Agency (Aneel). In the document, Guimarães explains the company's "serious economic and financial situation" and makes clear that, if nothing be done, "the brazilian nuclear power plants will have their electric energy generation interrupted in 2019."

The origin of the crisis is in the billionaire costs linked to the construction of Angra 3 plant, a project that has already consumed R$ 7 billion and currently, even paralyzed and without a prospect of completion, began to produce new millionaire debts every month, consuming resources from the two plants that already operate in the Angra complex.

Eletronuclear's default on suppliers not involved in Operation Lava Jato, that is, companies that are effectively entitled to receive for the services provided, amounts to approximately R$ 50 million, amount that does not include the costs of purchasing uranium.

Guimarães states that "this situation, which was already critical, was severely aggravated", because BNDES decided not to renew a loan contractual clause in October, which reduced the installments of its loan, which reached a total amount of R$ 2.65 billion already received by the state-owned company. With this change, the payment jumped from R$ 7 million to R$ 30 million per month, which represents approximately 12% of the monthly Gross Revenue received by Angra 1 and 2 electric generation.

MARKET ANNOUNCEMENT

The charge overturned the cash and compromised payments Eletronuclear would make in October, November and December for Industrias Nucleares do Brasil (INB), the state-owned company that produces the fuel for Angra generation power plants. The result is that today INB charges a delayed bill that reaches R$ 74 million, referring to fuel already delivered to the turbines of the plants. This debt was confirmed to the reporting by INB.

Aggravation. Eletronuclear’s interim CEO admits that the situation may get worse if Caixa, which has already lent another R$ 2.92 billion to the state-owned company to use in Angra 3, decides to execute its contract from July 2018, with monthly charges of R$ 25 million.

To avoid this charge, Eletronuclear's executive officers sent a letter to Caixa asking for a contract addition, changing the start date of payments to five years after the first installment was drawn.

With few funds available, Eletronuclear had to choose what it can afford. In this last quarter, when making the full repayments to BNDES, it had to ignore several suppliers.

Some of the fuel from the plants provided by INB was already purchased for next year, but the state-owned company’s CEO makes clear that, if nothing be done, "Brazilian nuclear plants will have their electric energy generation interrupted in 2019."

In a categorical way, the company blames Angra 3 by the financial chaos. "The problems faced by Eletronuclear are due exclusively to liabilities arising from Angra 3. The company, if limited to Angra 1 and Angra 2, would have very good financial health without any threat to its operational continuity," says Guimarães.

  In reference to the news stated above, we request a statement from the company regarding the veracity about the highlighted news and, if it is true, explain the reasons why it was not considered a Relevant Fact, as well as, comment about the informations considered important about this subject.

  In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market;

  The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

MARKET ANNOUNCEMENT

  The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 12/13/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

            Sincerelly,

vv

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.